SERVICES AGREEMENT
                                     BETWEEN
                              JONES & BABSON, INC.
                                       AND
                          INVESTORS MARK ADVISORS, LLC

     THIS AGREEMENT, made and entered into as of the 2nd day of October, 1997, by and between Jones & Babson, Inc., a Missouri corporation ("J&B"), and Investors Mark Advisors, a Delaware Limited Liability Company ("IMA");

     WHEREAS, IMA is statutory manager of the Investors Mark Series Fund, Inc.; and

     WHEREAS, J&B and IMA desire to enter into agreement to provide general fund administration and portfolio accounting to the Investors Mark Series Fund, Inc.;

     NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto do hereby agree as follows:

1. Term of Agreement

     The effective date of this Agreement shall be October 10, 1997, and shall continue in effect until termination by either party upon 60 days written notice.

2. Duties of the Parties

     (a) During the term of this Agreement, J&B will provide transfer agency services to the Investors Mark Series Fund pursuant to a written Transfer Agency Agreement appropriately approved by the Board of Directors of the Investors Mark Series Fund, such Agreement to be in a form acceptable to IMA.

     The parties understand and agree that the cost of such transfer agency services, as documented in said Agreement, shall be the responsibility of J&B, and in no event shall Investors Mark Series Fund be responsible for such cost.

     (b) Jones & Babson shall also furnish or provide for portfolio accounting, various fund administration and legal/regulatory services to the Investors Mark Series Fund Portfolios including, without limitation, federal and state registration of the shares of the Investors Mark Series Fund Portfolios for public sale, preparation and printing of appropriate prospectuses, proxies and other similar documents, and responsibility for various activities in connection with necessary meetings of shareholders and Board of Directors of the Investors Mark Series Fund.

     (c) During the term of this Agreement, J&B will serve as statutory underwriter/distributor of the Investors Mark Series Fund, subject to continued approval thereof by the Board of Directors of the Investors Mark Series Fund, pursuant to the terms and conditions of the Underwriting Agreement now in effect or as may be in effect from time to time hereafter. As statutory underwriter/distributor, J&B will perform including, without limitation, reviewing advertising, promotional and other offerin material relating to the Investors Mark Series Fund Portfolios and filing such material with regulatory authorities as necessary.

     (d) IMA shall act as statutory manager of the Investors Mark Series Fund pursuant to the terms and conditions of the Management Agreement in effect from time to time during the term of this Agreement, and shall perform all of its duties as statutory manager in a reasonable and appropriate manner. IMA shall cooperate with J&B in its capacity as statutory underwriter/distributor and service provider to the various Investors Mark Series Fund Portfolios, and shall provide all information, documentation and assistance reasonably requested by J&B in connection with such services.

3. Compensation

     (a) As compensation for its services hereunder, for the period from the effective date, IMA shall pay J&B an annual fee, payable monthly (based on average total net assets of each of the Investors Mark Series Fund Portfolios computed daily in accordance with Certificate of Incorporation and Bylaws) equal to 0.06% of the average total net assets of Investors Mark Series Fund Portfolios

4. Standard of Care and Indemnification

     (a) J&B and IMA agree to discharge their duties and responsibilities hereunder in an appropriate and businesslike manner, generally consistent with the standards and norms of performance of the mutual fund industry in connection with similar arrangements with respect to similar duties and responsibilities. Neither J&B nor IMA shall be liable hereunder for any error committed in the reasonable exercise of good business judgment for any loss suffered by the other in connection herewith, but nothing herein contained shall be construed to protect either J&B or IMA against any liability by reason of willful misfeasance, nonfeasance, bad faith or gross negligence in the performance of their respective duties, or by reason of reckless disregard of their respective obligations and duties under this Agreement.

     (b) J&B and IMA each agrees to indemnify and hold the other and its nominees harmless from and against all taxes, charges, expenses, assessments, claims and liabilities including, without limitation, reasonable attorneys' fees and disbursements, arising from any action or thing which either party takes or does or omits to take or do in connection with this Agreement; provided, however, that neither J&B nor IMA nor any of their respective nominees shall be entitled to indemnification if such party is guilty of willful misfeasance, nonfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations hereunder.

5. Miscellaneous

     This Agreement shall be deemed to be a contract made in Missouri and governed by Missouri law, and may be executed in any number of counterparts, each of which shall be deemed an original. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. This Agreement or any part hereof may be amended, modified or waived only by an instrument in writing signed by each party hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first above written.






Jones & Babson, Inc.                               Investors Mark Advisors, LLC

By:____________________________                    By:__________________________